SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                               PURCHASESOFT, INC.
                                (Name of Issuer)


                         Common Shares, par value $0.01
                         (Title of Class of Securities)


                                    395793201
                                 (CUSIP Number)


                            L-R Global Partners, L.P.
                        30 Rockefeller Plaza, 54th Floor
                            New York, New York 10112
                           Attention: J. Murray Logan
                                 (212) 649-5600
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 14, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

CUSIP NO. 395793201                                          PAGE 2 of 11 PAGES

1)    Names of Reporting Person.          L-R Global Partners, L.P.
      Identification No. of
      Above Person (entities only)
2)    Check the Appropriate Box     (a)
      if a Member of a Group        (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See
      Instructions)                 WC
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of                   Delaware
      Organization

Number of         (7)   Sole Voting Power       0 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                   9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                   0 shares
ing Person       (10)   Shared Dispositive
With                    Power                   9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person            9,852,128 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                     65.87%
14)   Type of Reporting Person (See
      Instructions)                             PN

CUSIP NO.  395793201                                         PAGE 3 of 11 PAGES

1)    Names of Reporting Person.          L-R Managers, LLC, as the general
                                          partner of L-R Global Partners, L.P.
      Identification No. of
      Above Person (entities only)
2)    Check the Appropriate Box     (a)
      if a Member of a Group        (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See
      Instructions)                             Not applicable (see Item 3)
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of                   Delaware
      Organization

Number of         (7)   Sole Voting Power       0 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                   9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                   0 shares
ing Person       (10)   Shared Dispositive
With                    Power                   9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person            9,852,128 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                     65.87%
14)   Type of Reporting Person (See
      Instructions)                             OO

CUSIP NO. 395793201                                          PAGE 4 of 11 PAGES

1)    Names of Reporting Person.    J. Murray Logan, as a member of L-R
                                    Managers,LLC and in his individual capacity
      Identification No. of
      Above Person (entities only)
2)    Check the Appropriate Box                 (a)
      if a Member of a Group                    (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds PF with
      respect to securities with       Not applicable with respect to securities
      sole voting and dispositive      with shared voting and dispositive power.
      power.
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of                   U.S.A.
      Organization

Number of         (7)   Sole Voting Power       300,819 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                   9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                   300,819 shares
ing Person       (10)   Shared Dispositive
With                    Power                   9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person            10,152,947 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                     67.88%
14)   Type of Reporting Person (See
      Instructions)                             IN

CUSIP NO.  395793201                                         PAGE 5 of 11 PAGES

1)    Names of Reporting Person.          Rockefeller & Co., Inc.,  as a
                                          member of L-R Managers,  LLC
      Identification No. of
      Above Person (entities only)
2)    Check the Appropriate Box           (a)
      if a Member of a Group              (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See Instructions)  Not applicable (see Item 3 in initial
                                          Schedule 13D and as amended)
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of             New York
      Organization

Number of         (7)   Sole Voting Power             0 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                         9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                         0 shares
ing Person       (10)   Shared Dispositive
With                    Power                         9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                  9,852,128 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                           65.87%
14)   Type of Reporting Person (See
      Instructions)                                   CO

CUSIP NO.  395793201                                         PAGE 6 of 11 PAGES

1)    Names of Reporting Person.     Rockefeller Financial Services,
                                     Inc., as sole shareholder of
                                     Rockefeller & Co., Inc.
      Identification No. of
      Above Person (entities only)
2)    Check the Appropriate Box      (a)
      if a Member of a Group         (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds (See Instructions)
                                     Not applicable (see Item 3 in initial
                                     Schedule 13D and as amended)
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of                     New York
      Organization

Number of         (7)   Sole Voting Power         0 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                     9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                     0 shares
ing Person       (10)   Shared Dispositive
With                    Power                     9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person              9,852,128 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                       65.87%
14)   Type of Reporting Person (See
      Instructions)                               HC

CUSIP NO. 395793201                                          PAGE 7 of 11 PAGES

1)    Names of Reporting Person.   Donald S. LaGuardia, as a member of L-R
                                   Managers, LLC and in his individual capacity
      Identification No. of

      Above Person (entities only)
2)    Check the Appropriate Box     (a)
      if a Member of a Group        (b) X
      (See Instructions)
3)    SEC Use Only
4)    Source of Funds
      SC and PF with respect to      Not applicable with respect to
      securities with sole voting    securities with shared voting and
      and dispositive power.         dispositive power.
5)    Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)
6)    Citizenship or Place of        U.S.A.
      Organization

Number of         (7)   Sole Voting Power             267,000 shares
Shares Bene-      (8)   Shared Voting
ficially                Power                         9,852,128 shares
Owned by          (9)   Sole Dispositive
Each Report-            Power                         267,000 shares
ing Person       (10)   Shared Dispositive
With                    Power                         9,852,128 shares

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                  10,119,128 shares
12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)
13)   Percent of Class Represented
      by Amount in Row (11)                           66.54%
14)   Type of Reporting Person (See
      Instructions)                                   IN

CUSIP NO. 395793201                                          PAGE 8 of 11 PAGES

     The statement on Schedule 13D of L-R Global Partners, L-R Managers, LLC, J. Murray Logan, Rockefeller & Co., Inc., Rockefeller Financial Services, Inc. and Donald S. LaGuardia pertaining to the Common shares of PurchaseSoft, Inc., a Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on April 28, 1998, as amended by Amendment No. 1 filed with the SEC on June 9, 1998, Amendment No. 2 filed with the SEC on June 9, 1998, Amendment No. 3 filed with the SEC on July 28, 1998 and Amendment No. 4 filed with the SEC on May 19, 1999 (the "Amended Schedule 13D"), is hereby further amended as follows:

1.   By adding after clause (5) in Item 2(c) the following:
2.   (6)   LaGuardia is one of the investment managers for L-R
     Global.  LaGuardia is also the President, the Chief
     Executive Officer and a director of the Issuer.

1.   By amending and restating first five paragraphs of Item 3 as follows:

2. On April 17, 1998, L-R Global purchased a Convertible Promissory Note of Issuer, dated April 17, 1998 (a copy of which is attached hereto as Exhibit
     C) (the "Note"), for cash for an aggregate purchase price of $3,200,000. The Note was purchased pursuant to a Convertible Note Purchase Agreement, dated as of April 17, 1998 (a copy of which is attached hereto as Exhibit
     D) (the "Note Purchase Agreement"), by and between L-R Global and Issuer. On May 29, 1998, L-R Global converted the full principal amount of the Note into 4,000,000 shares of Common Stock. On July 15, 1998, L-R Global purchased from an investor in a private transaction, for a purchase price of $100,000, Common Share Purchase Warrants (the "July 15 Warrants") representing the right to purchase an aggregate of 122,770 shares of Common Stock (as adjusted pursuant to its terms in connection with the Rights Offering (as defined below)), pursuant to a Securities Purchase Agreement, dated July 15, 1998 (a copy of which is attached hereto as Exhibit H). On July 21, 1998, L-R Global purchased from another investor in a private transaction, for a purchase price of $100,000, additional Common Share Purchase Warrants (the "July 21 Warrants") representing the right to purchase an aggregate of 101,805 shares of Common Stock, pursuant to a Securities Purchase Agreement, dated July 21, 1998 (a copy of which is attached hereto as Exhibit I). The July 15 Warrants and the July 21 Warrants are collectively referred to herein as the "Warrants".

     Between August 25, 1998 and September 4, 1998, L-R Global purchased a total of 40,000 shares of Common Stock in the open market for cash for an aggregate purchase price of $56,093.25. In a private transaction, pursuant to a Stock Purchase Agreement, dated April 15, 1999 ( a copy of which is attached hereto as Exhibit J), L-R Global purchased 509,895 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of 367,124.32, and 111,111 shares of Common Stock from Primerica Life Insurance Company for a purchase price of $79,999.92. In another private transaction, pursuant to a Stock Purchase Agreement, dated April 16, 1999 ( a copy of which is attached hereto as Exhibit K), L-R Global purchased an additional 36,547 shares of Common Stock from The Travelers Indemnity Company, for a purchase price of $26,313.84. Between April 20, 1999 and May 5, 1999, L-R Global purchased a total of 4,930,000 shares of Common Stock from the Issuer in a rights offering pursuant to the Prospectus dated March 24, 1999 (the "Rights Offering") for a cash purchase price of $4,437,000. All of such shares purchased by L-R Global are collectively referred to herein as the "L-R Global Shares".

CUSIP NO. 395793201                                          PAGE 9 of 11 PAGES

     Between March 16, 1993 and October 27, 1997, Logan purchased a total of 33,208 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof)in the open market for cash for an aggregate purchase price of approximately $284,000. On February 9, 1994, Logan purchased 8,333 shares of Common Stock from the Issuer (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $100,000. On October 24, 1997, Logan purchased 60,000 shares of Common Stock from theIssuer (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $41,000. On March 23, 1997, Logan purchased a convertible note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common Stock, for a cash purchase price of approximately $25,000. On April 17, 1998, Logan purchased from the Issuer 70,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $56,000, and immediately thereafter transferred as gifts an aggregate of 20,000 of such shares purchased on April 17, 1998 (10,000 of such shares were transferred to a member of his immediate family and 10,000 of such shares were transferred to a business associate). Between April 20, 1999 and May 5, 1999, Logan purchased a total of 140,945 shares of Common Stock from the Issuer in the Rights Offering for a cash purchase price of $126,505. All of such shares purchased by Logan, except those shares transferred as gifts, are collectively referred to herein as the "Logan Shares".

     On April 17, 1998, LaGuardia purchased from the Issuer 10,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $8,000. Between April 20, 1999 and May 5, 1999, LaGuardia purchased a total of 6,000 shares of Common Stock from the Issuer in the Rights Offering for a cash purchase price of $5,400. On May 28, 1999, LaGuardia purchased 1,000 shares of Common Stock in the open market for cash in the amount of $906. All of such shares are collectively referred to herein as the "LaGuardia Shares". On October 26, 1998, LaGuardia acquired the option to purchase 20,000 shares of Common Stock at an exercise price of $0.91 per share, which vested on January 31, 2000. On January 14, 2000, LaGuardia was granted the option to purchase 30,000 shares of Common Stock at an exercise price of $3.312 per share, which vested on the date of grant. On February 11, 2000, LaGuardia was granted the option to purchase 50,000 shares of Common Stock at an exercise price of $5.50 per share, which vested on the date of grant. On August 15, 2000, LaGuardia was granted the option to purchase 150,000 shares of Common Stock at an exercise price of $2.75 per share, which vested on the date of grant. All of such options are collectively referred to herein as the "LaGuardia Options". The LaGuardia Shares, the LaGuardia Options, the Logan Shares, the L-R Global Shares and the Warrants are referred to herein collectively as the "Securities".

     The funds for the acquisition of the L-R Global Shares were obtained from the working capital of L-R Global and not by means of a loan or other borrowing arrangement. The funds for the acquisition of the Logan Shares were obtained from the personal funds of Logan. The funds for the acquisition of the LaGuardia Shares were obtained from the personal funds of LaGuardia. The LaGuardia Options were granted to LaGuardia under the Issuer's 1997 Stock Option Plan. The funds for the acquisition of the Note and the Warrants were obtained from the working capital of L-R Global. None of such funds were obtained by means of a loan or other borrowing arrangement.

CUSIP NO. 395793201                                          PAGE 10 of 11 PAGES

3.  By amending and restating Item 4(c) as follows:

     c. L-R Global (acquisition of Warrants). The Warrants have exercise prices ranging from $1.03 to $1.47. L-R Global acquired the Warrants as a long-term investment. L-R Global may exercise the Warrants or otherwise increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to L-R Global for such purpose, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, L-R Global's evaluation of Issuer's business and other prospects and other considerations, including the obtaining of any necessary regulatory approvals. L-R Global reserves the right to act, either individually or together with other persons, in respect of its interest in Issuer in accordance with its best judgment in light of the circumstances existing at that time.

4. By amending and restating Item 5(a) as follows:

     a. L-R Global beneficially owns 9,852,128 shares of Common Stock (including 224,575 shares issuable upon exercise of the Warrants) representing approximately 65.87% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by L-R Global was derived by dividing 9,852,128 by the sum of 14,733,046, the number of issued and outstanding shares of the Common Stock as reported by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2000 (the "Unadjusted Outstanding Shares"), and 224,575, the maximum number of shares of Common Stock that may be acquired by exercising the Warrants. Because the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the L-R Global Shares, the Warrants and the shares of Common Stock for which the Warrants may be exercised, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own the L-R Global Shares, the Warrants and the shares of common stock for which the Warrants may be exercised.

          Logan is sole beneficial owner of 300,819 shares of Common Stock, representing approximately 2.04% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by Logan was derived by dividing 300,819 by the Unadjusted Outstanding Shares.

          LaGuardia is sole owner of 267,000 shares of Common Stock (including 250,000 shares issuable upon exercise of the LaGuardia Options), representing approximately 1.78% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by LaGuardia was derived by dividing 267,000 by the sum of the Unadjusted Outstanding Shares and 250,000, the maximum number of shares of Common Stock issuable upon exercise of the LaGuardia Options.

CUSIP NO. 395793201                                          PAGE 11 of 11 PAGES


5. By amending and restating Exhibits A, B and E, as set forth following the signature page of this Amendment No. 5.

     Each of Exhibit A, Exhibit B and Exhibit E are hereby added to the Amended Schedule 13D and shall read in their entirety as set forth following the signature page of this Amendment No. 5.


                                  SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby, on behalf of each of the Reporting Persons certify that the information set forth in the statement is true, complete and correct.

Dated as of September 8, 2000

                                    ROCKEFELLER & CO., INC., AS A MEMBER OF
                                    L-R MANAGERS, LLC

                                    By: /s/ DAVID A.
                                    STRAWBRIDGE
                                           David A. Strawbridge
                                           Vice President

                                                                      EXHIBIT A

          Information with Respect to Executive Officers and Directors
                       Rockefeller & Co., Inc. ("R&Co.")


================================================================================
          Name              Position with              Principal Occupation
                            Rockefeller & Co., Inc.    and Place of Business
================================================================================
1. Asmundson, William       CEO, Pres. and Dir.        Same 1
================================================================================
2. Sarns, David Richard     Chief Operating Officer    Same 1
================================================================================
3. Leyden, John Thomas      V.P. - Finance
                            and Treasurer              Same 1
================================================================================
4. Strawbridge, David       V.P., Secretary
                            and General Counsel        Same 1
================================================================================
5. O'Neill, Abby Milton     Chairman of the Board      Same 1
================================================================================
6. Berlin, Elizabeth
     Weinberg               Director                   Non-Profit Director/
                                                       Trustee 2
================================================================================
7. Broderick, Kevin
     Patrick Anthony        Director                   Director-Credit,
                                                       DaimlerChrysler A.G. 3
================================================================================
8. Cabot, Walter Mason      Director                   Senior Adviser,
                                                       Standish, Ayer & Wood 4
================================================================================
9. Campbell, Collin Goetze  Director                   Chairman and President,
                                                       Colonial Willamsburg
                                                       Foundation 5
================================================================================
10.Chasin, Richard Melvin   Director                   Member of faculty of
                                                       Harvard Medical School 6
================================================================================
11.Flaherty, Pamela         Director                   Senior V.P., CitiGroup,
                                                       Inc.7
================================================================================
12.Labrecque, Thomas        Director                   Director of Business
                                                       Corporations &
                                                       Charities 8
================================================================================
13.Rockefeller, Sr.,
     David                  Director                   Non-Profit Director 9
================================================================================
14.Rockefeller, Jr.,
     David                  Director                   Non-Profit Director 10
================================================================================
15.Rockefeller, Mark        Director                   Owner of Snake River
                                                       Resort 11
================================================================================
16.Rockefeller, Peter       Director                   V.P., Donaldson, Lufkin
                                                       Jenrette Securities 12
================================================================================


1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: investment management).
2  136 East 79th St., New York, NY (kind of business: management)
3  1000 Chrysler Drive, Auburn Hills, MI 48326 (kind of business:
   automobile manufacturing).
4 One Financial Center, 26th Floor, Boston, MA 02111 (kind of business: investment advisory).
5 134 North Henry St., Williamsburg, VA 23856 (kind of business:foundation) 6 25 Shatuck St., Boston, MA 02115 (kind of business: education)
7 153 E. 53rd St., 4th Floor, New York, NY 10042 (kind of business:banking) 8 Chase Manhattan Corp., One Chase Manhattan Plaza, New York, NY (kind of business: management)
9  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
10  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
11 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   resort management).
12 277 Park Ave., 16th Floor, New York, NY 10172 (kind of business:
   investment banking).

                                                                     EXHIBIT B

          Information with Respect to Executive Officers and Directors
                       Rockefeller Financial Services ("RFS")

================================================================================
          Name              Position with              Principal Occupation
                         Rockefeller Financial Svcs.   and Place of Business
================================================================================
1. O'Neill, Abby Milton     Chairman of the Board      Chairman of the Board,
                                                       R&Co. 1
================================================================================
2. Strawbridge, David       V.P., Secretary            V.P., Secretary and
                            and General Counsel        General Counsel, R&Co. 1
================================================================================
3. Leyden, John Thomas      V.P. - Finance             V.P. - Finance
                            and Treasurer              and Treasurer, R&Co. 1
================================================================================
4. Asmundson, William       CEO, Pres. and Dir.        CEO, Pres. and Dir.,
                                                       R&Co. 1
================================================================================
5. Berlin, Elizabeth                                   Non-Profit Director/
     Weinberg               Director                   Trustee 2
================================================================================
6. Broderick, Kevin                                    Director-Credit,
     Patrick Anthony        Director                   DaimlerChrysler A.G. 3
================================================================================
7. Cabot, Walter Mason      Director                   Senior Adviser,
                                                       Standish, Ayer & Wood 4
================================================================================
8. Campbell, Collin Goetze  Director                   Chairman and President,
                                                       Colonial Willamsburg
                                                       Foundation 5
================================================================================
9. Chasin, Richard Melvin   Director                   Member of faculty of
                                                       Harvard Medical School 6
================================================================================
10. Crisp, Peter O.         Vice Chairman and
                            Director                   Same 1
================================================================================
11.Flaherty, Pamela         Director                   Senior V.P., CitiGroup,
                                                       Inc.7
================================================================================
12.Labrecque, Thomas        Director                   Director of Business
                                                       Corporations &
                                                       Charities 8
================================================================================
13.Rockefeller, Sr.,
     David                  Director                   Non-Profit Director 9
================================================================================
14.Rockefeller, Jr.,
     David                  Director                   Non-Profit Director 10
================================================================================
15.Rockefeller, Mark        Director                   Owner of Snake River
                                                       Resort 11
================================================================================
16.Rockefeller, Peter
     Clark                  Director                   V.P., Donaldson, Lufkin
                                                       Jenrette Securities 12
================================================================================

1 30 Rockefeller Plaza, 54th Floor, New York, NY (kind of business: investment management).
2  136 East 79th St., New York, NY (kind of business: management)
3  1000 Chrysler Drive, Auburn Hills, MI 48326 (kind of business:
   automobile manufacturing).
4 One Financial Center, 26th Floor, Boston, MA 02111 (kind of business: investment advisory).
5 134 North Henry St., Williamsburg, VA 23856 (kind of business:foundation) 6 25 Shatuck St., Boston, MA 02115 (kind of business: education)
7 153 E. 53rd St., 4th Floor, New York, NY 10042 (kind of business:banking) 8 Chase Manhattan Corp., One Chase Manhattan Plaza, New York, NY (kind of business: management)
9  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
10  30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   philanthropy).
11 30 Rockefeller Plaza, Room 5600, New York, NY (kind of business:
   resort management).
12 277 Park Ave., 16th Floor, New York, NY 10172 (kind of business:
   investment banking).

                                                                     EXHIBIT E

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including exhibits thereto) with respect to the acquisition of, or the right to acquire, the common stock of PurchaseSoft, Inc., a Delaware corporation. This Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Agreement as of this 31st day of August 2000.

     Each person whose signature appears below hereby constitutes and appoints Rockefeller & Co., Inc. as his or its true and lawful attorney-in-fact and agent, with full power and authority, including power of substitution and resubstitution, and in his or its name, place and stead in any and all capacities, to execute in the name of each such person, and to file, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, any and all amendments to this Statement on
Schedule 13D as such attorney-in-fact and agent, or its substitutes, executing such amendments deem necessary or advisable to enable each person whose signature appears below to comply with the Securities Exchange Act of 1934 and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, granting to said attorney-in-fact, agents and substitutes full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, and does hereby ratify and confirm all that such attorney-in-fact, agents or substitutes, or any of them separately, may lawfully do or cause to be done by virtue thereof.


                                          L-R GLOBAL PARTNERS, L.P.
                                          By: L-R Managers, LLC, General
                                          Partner

                                          By:   /s/ J. Murray Logan
                                          Name:  J. Murray Logan
                                          Title: Investment Manager

                                          L-R MANAGERS, LLC, AS GENERAL
                                          PARTNER OF L-R GLOBAL PARTNERS, L.P.

                                          By:  /s/ J. Murray Logan
                                          Name:  J. Murray Logan
                                          Title:  Investment Manager

                                          J. MURRAY LOGAN, AS A MEMBER OF
                                          L-R MANAGERS, LLC AND IN HIS
                                          INDIVIDUAL CAPACITY

                                          /s/ J. Murray Logan

                                          ROCKEFELLER & CO., INC., AS A
                                          MEMBER OF L-R MANAGERS, LLC

                                          By:  /s/ David A. Strawbridge
                                          Name:  David A. Strawbridge
                                          Title:  Vice President

                                          ROCKEFELLER FINANCIAL SERVICES,
                                          INC., AS SOLE SHAREHOLDER OF
                                          ROCKEFELLER & CO., INC.

                                          By:  /s/ John T. Leyden
                                          Name:  John T. Leyden
                                          Title:  Vice President

                                          DONALD S. LAGUARDIA, AS A MEMBER OF
                                          L-R MANAGERS, LLC AND IN HIS
                                          INDIVIDUAL CAPACITY

                                          /s/ Donald S. LaGuardia